AMERICAN SMOOTH WAVE VENTURES, INC.

73726 Alessandro Dr. Suite 103

Palm Desert, CA 92260

January 21, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Smooth Wave Ventures, Inc.
Form RWWD – Withdrawal of Post Effective Amendment No. 1 to Registration Statement on Form S-1

Registration File No. 333-152849

 Ladies and Gentlemen:

Please let this letter serve as our request to withdraw the Form RW filed on January 21, 2011. We will file the request to withdraw the Company’s Post Effective Amendment No. 1. to the Registration Statement on Form S-1, File No. 333-152849 on the appropriate from AW.

Sincerely,

AMERICAN SMOOTH WAVE VENTURES, INC.

By:      /s/ Neville Pearson

Neville Pearson

Chief Executive Officer